EXHIBIT 2

MANAGEMENT’S RESPONSIBILITY

The management of Norske Skog Canada Limited is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report.  The consolidated financial statements and related notes were prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best judgments and estimates.  Financial information provided elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Management maintains a system of internal controls over financial reporting which encompasses policies, procedures and controls to provide reasonable assurance that assets are safeguarded against loss or unauthorized use, transactions are executed and recorded in accordance with management’s authorization, and financial records are accurate and reliable.

The Board of Directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control.  The Audit Committee, which is comprised of six non-management members of the Board of Directors, provides oversight to the financial reporting process.  The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls and internal and external auditing functions.

The consolidated financial statements have been reviewed by the Audit Committee, which has recommended their approval by the Board of Directors.  These consolidated financial statements have been audited by KPMG LLP, the external auditors, whose report follows.

Russell J. Horner President and Chief Financial Officer	Ralph Leverton Vice-President, Finance and Chief Executive Officer

January 29, 2004

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Norske Skog Canada Limited as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

January 20, 2004

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

	As at December 31
	2003	2002
ASSETS Current assets
Accounts receivable	$253.5	$277.3
Inventories (note 3)	235.9	242.7
Prepaid expenses	6.6	9.2
	496.0	529.2
Fixed assets (note 4)	2,290.2	2,326.6
Other assets (note 5)	30.0	37.7
	$2,816.2	$2,893.5
LIABILITIES Current liabilities
Accounts payable and accrued liabilities (note 6)	$244.2	$288.8
Long-term debt (note 7)	845.8	886.2
Other long-term obligations (note 8)	272.7	188.3
Future income taxes (note 9)	363.3	397.0
Deferred credits (note 10)	21.0	8.5
	1,747.0	1,768.8
SHAREHOLDERS’ EQUITY
Share capital (note 11)	913.6	884.6
Retained earnings	155.6	240.1
	1,069.2	1,124.7
	$2,816.2	$2,893.5

Commitments, Guarantees and Indemnities (notes 18 and 19)

Contingency (note 20)

See accompanying Notes to Consolidated Financial Statements.

APPROVED BY THE BOARD:

_________________________________

Russell J. Horner

Director

William P. Rosenfeld

Director

CONSOLIDATED STATEMENTS OF EARNINGS

(in millions of Canadian dollars, except where otherwise stated)

	Years ended December 31
	2003	2002

Gross sales	$1,820.5	$1,704.0
Distribution costs	229.3	221.7
Net sales	1,591.2	1,482.3
Operating expenses
Cost of sales	1,458.2	1,360.4
Selling, general and administrative	54.7	65.3
Depreciation and amortization	189.9	178.5
	1,702.8	1,604.2
Operating earnings (loss)	(111.6)	(121.9)
Foreign exchange gain on translation of long-term debt	58.2	12.3
Write-down of fixed assets (note 4)	(14.2)	─
Other expense, net (note 13)	(3.9)	(13.3)
Interest expense, net	(75.0)	(76.2)
Earnings (loss) before income taxes	(146.5)	(199.1)
Income tax recovery (note 9)	(62.0)	(75.8)
Net earnings (loss)	$(84.5)	$(123.3)
Basic and diluted earnings (loss) per share (note 12) (in dollars)	$(0.41)	$(0.64)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in millions of Canadian dollars)

	Years ended December 31
	2003	2002

Balance, beginning of year	$240.1	$363.4
Net earnings (loss)	(84.5)	(123.3)
Balance, end of year	$155.6	$240.1

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

	Years ended December 31
	2003	2002
Cash provided by (used for):
Operations
Net earnings (loss)	$(84.5)	$(123.3)
Items not requiring (providing) cash
Depreciation and amortization	189.9	178.5
Future income taxes	(67.9)	(91.5)
Increase in other long-term obligations	17.5	19.8
Foreign exchange gain on translation of long-term debt	(58.2)	(12.3)
Write-down of fixed assets (note 4)	14.2	—
Write-off of deferred financing costs	—	15.8
Other	6.2	(3.3)
	17.2	(16.3)
Changes in non-cash working capital
Accounts receivable	40.4	30.4
Inventories	10.2	(13.0)
Prepaid expenses	2.6	(4.9)
Accounts payable and accrued liabilities	(47.9)	9.0
	5.3	21.5
Cash provided (used) by operations	22.5	5.2
Investing
Acquisition of paper recycling business (note 2)	(32.1)	—
Additions to fixed assets	(81.4)	(82.2)
Proceeds from sale of marketable securities	—	39.2
Proceeds from sale of fixed assets	0.4	1.5
Proceeds from termination of interest rate swaps (note 8)	15.9	3.4
Decrease (increase) in other assets	1.1	(4.4)
	(96.1)	(42.5)
Financing
Issue of common shares, net of share issue costs (note 11)	(0.1)	208.1
Increase (decrease) in revolving loan (note 7)	(105.7)	119.1
Issue of long-term debt (note 7)	212.7	—
Repayment of long-term debt	—	(386.7)
Deferred financing costs	(5.6)	—
Decrease in other long-term obligations	(27.7)	(8.0)
	73.6	(67.5)
Cash, decrease during year (1)	—	(104.8)
Cash, beginning of year (1)	—	104.8
Cash, end of year (1)	$—	$—
Supplemental information:
Income taxes paid	$7.1	$12.8
Net interest paid	80.2	78.3
Common shares issued for acquisition of paper recycling business (note 2)	29.1	—

1.

Cash includes cash and short-term investments.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BUSINESS SEGMENTS

(in millions of Canadian dollars)

	Year ended December 31, 2003
	Specialties	Newsprint	Pulp	Corporate Adjustments	Consolidated
Net sales to external customers	$880.1	$463.0	$248.1	$—	$1,591.2
Inter-segment sales	—	—	171.5	(171.5)	—
Operating earnings (loss)	(32.5)	(56.6)	(22.5)	—	(111.6)
Depreciation and amortization	98.5	61.7	29.7	—	189.9
Total assets	1,424.4	775.0	591.6	25.2	2,816.2
Additions to fixed assets	28.1	25.6	27.7	—	81.4

	Year ended December 31, 2002
	Specialties	Newsprint	Pulp	Corporate Adjustments	Consolidated
Net sales to external customers	$835.0	$440.6	$206.7	$—	$1,482.3
Inter-segment sales	—	—	193.1	(193.1)	—
Operating earnings (loss)	(1.3)	(86.0)	(34.6)	—	(121.9)
Depreciation and amortization	91.2	63.4	23.9	—	178.5
Total assets	1,380.0	851.8	629.1	32.6	2,893.5
Additions to fixed assets	43.9	19.5	18.8	—	82.2

See accompanying Note 17 to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of Norske Skog Canada Limited (“the Company” or “NorskeCanada”) are expressed in millions of Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  These measurement differences are described in note 21, “Differences between United States and Canadian generally accepted accounting principles”.

(a)

Basis of Presentation

The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnership.  The Company’s 50.1% proportionate share of Powell River Energy Inc. (“PREI”), a joint venture between Great Lakes Hydro Income Fund and the Company, is accounted for using the proportionate consolidation method.  All inter-company transactions and amounts have been eliminated on consolidation.

(b)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual amounts could differ from those estimates.

(c)

Inventories

Inventories, other than supplies which are valued at cost, are valued at the lower of average cost and net realizable value.

(d)

Fixed Assets

Fixed assets are recorded at cost.

Buildings, machinery and equipment are depreciated on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets are:

Buildings

2.5 - 5.0%

Pulp and paper machinery and equipment

5.0%

During periods of major production interruption, an obsolescence amount of 10% of normal depreciation is charged on manufacturing equipment.

No depreciation is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are deferred and amortized over a five-year period.

(e)

Deferred Financing Costs

Deferred financing costs included in other assets on the consolidated balance sheet represent the costs of negotiating and securing the Company’s long-term debt.  Related amortization is included in interest expense on a straight-line basis over the term of the debt.

(a)

Share Issue Costs

Direct costs of issuing shares, net of income tax recoveries thereon, are applied to reduce the value of consideration assigned to such shares.

(g)

Revenue Recognition

The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer.  Title of the products is typically transferred to the customers at the time of shipment and payment is based on agreed prices and credit terms contained on sales invoices.  Customers have no contractual right of return, except in the event of a quality issue.  Distribution costs are classified as a reduction to gross revenue in determining net sales.

(h)

Foreign Currencies

The majority of the Company’s sales are denominated in foreign currencies, principally the U.S. dollar. Revenue and expense items denominated in foreign currencies are translated at the rates of exchange prevailing during the period. Monetary assets and liabilities of the Company’s operations denominated in foreign currencies are translated at the period-end exchange rates.  Non-monetary assets and liabilities are translated at rates of exchange in effect when the assets are acquired or obligations incurred.  Foreign exchange gains and losses are reflected in net earnings for the period.

(i)

Derivative Financial Instruments

The Company uses derivative financial instruments for hedging purposes in the management of foreign currency, interest rate and commodity price exposures.  The Company’s policy is not to use derivatives for trading or speculative purposes.  Risk management strategies and relationships are assessed on a regular, on-going basis to ensure the derivatives are achieving the intended hedging objectives.

Foreign exchange exposure to foreign currency receipts and related receivables, primarily in U.S. currency, is managed through the use of foreign exchange forward contracts and options.  Resulting foreign exchange translation gains and losses are recognized when realized on maturity in “Net sales”.

Price risk associated with the sale of products or purchase of certain inputs, primarily oil and gas is managed from time to time, through the use of commodity swaps.  Resulting realized gains and losses are recognized when realized on maturity in “Net sales” or “Cost of sales”.

Foreign currency exposure on long-term debt denominated in U.S. currency is managed through the use of forward contracts and options.  Resulting gains and losses are accrued under other assets or liabilities on the balance sheet and recognized in “Foreign exchange gain(loss) on translation of  long-term debt”, offsetting the respective translation gains and losses recognized on the underlying foreign currency long-term debt.  The forward premium or discount on forward foreign exchange contracts used to hedge foreign currency long-term debt is initially deferred and amortized prospectively as an adjustment to interest expense over the term of the forward contract.

Exposure to interest rates on long-term debt is managed through the use of interest swaps.  These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based.  Settlement amounts under interest swap agreements are recognized as adjustments to interest expense.

(j)

Income Taxes

Income taxes are accounted for using the liability method. Future income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted or substantively enacted tax rates and laws expected to apply when these differences reverse.  Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment or enactment occurs.

(a)

Deferred Credits

Deferred credits represent the excess of amounts assigned to future income tax assets for tax losses acquired in other than business combinations over the consideration paid.  Deferred credits are amortized to income tax expense in proportion to the net reduction in the future income tax asset that gave rise to the deferred credit.

(l)

Environmental Costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit.  Expenditures that prevent future environmental contamination are capitalized as fixed assets.  Expenditures that relate to an existing condition caused by past operations are expensed.  Liabilities are recorded on an undiscounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

(m)

Employee Future Benefits

The estimated cost for pensions and other post-retirement benefits provided to employees by the Company is accrued using actuarial techniques and assumptions during the employees’ active years of service.

(n)

Earnings Per Share

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average shares outstanding during the reporting period.  Diluted earnings (loss) per share are computed using the treasury stock method.

(o)

Marketable Securities

Marketable securities are valued at the lower of cost or quoted market value.

(p)

Stock-based Compensation Plans

The Company accounts for stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for net settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair-value method.  No compensation cost is recorded for all other stock-based employee compensation awards.  Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus.  The Company discloses the pro forma effect of accounting for these awards under the fair value method (see note 11(c)).

(q)

Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

2.

ACQUISITION OF PAPER RECYCLING BUSINESS

On December 1, 2003, the Company completed the acquisition of a paper recycling business from Newstech Recycling Partnership (the “Acquisition”) for a total purchase price of $61.1 million, including a working capital adjustment payment of $2.5 million at closing.

The Company’s consideration comprised of $31.5 million in cash, $29.0 million in equity and $0.6 million in transaction costs.  The value of the 8,693,988 common shares issued was determined by the weighted average trading price of the Company’s common shares over the two-day period before December 1, 2003, which was the date the terms of the acquisition were agreed to and announced.

The Acquisition has been accounted for using the purchase method of accounting and the results of the operations of the business have been consolidated from the date of acquisition.  The following amounts have been assigned to the assets and liabilities acquired, based on their fair values as at December 1, 2003.

Assets acquired:
Net working capital	$4.5
Fixed assets	84.3
88.8
Liabilities assumed:
Future income taxes	27.7
Fair-value of net assets acquired	$61.1

Under the terms of the Acquisition, the Company will lease land and buildings housing the operations for an initial term of 20 years, with a 10-year renewal option.

3.

INVENTORIES

	2003	2002
Specialties	$47.4	$56.7
Newsprint	28.0	22.8
Pulp	16.0	16.8
Wood chips, pulp logs, and other raw materials	50.2	58.8
Operating and maintenance supplies	94.3	87.6
	$235.9	$242.7

4.

FIXED ASSETS

	2003
	Cost	Accumulated Depreciation	Net Book Value
Property, plant and equipment
Specialties and newsprint	$2,804.1	$978.2	$1,825.9
Pulp	925.1	460.8	464.3
	$3,729.2	$1,439.0	$2,290.2

	2002
	Cost	Accumulated Depreciation	Net Book Value
Property, plant and equipment
Specialties and newsprint	$2,659.9	$824.6	$1,835.3
Pulp	935.6	444.3	491.3
	$3,595.5	$1,268.9	$2,326.6

In December 2003, the Company recorded a write-down of $14.2 million relating to the permanent closure of a portion of its pulp producing capacity at its Elk Falls mill in early 2004.  Related severance costs of $1.9 million have been recorded in “Cost of sales”.

5.

OTHER ASSETS

	2003	2002
Deferred financing costs	$25.2	$25.8
Forward foreign currency contracts hedging long-term debt	─	6.7
Deferred charges and other	4.8	5.2
	$30.0	$37.7

6.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003	2002
Trade accounts payable	$127.7	$174.1
Accrued payroll and related liabilities	71.8	68.7
Other	44.7	46.0
	$244.2	$288.8

7.

LONG-TERM DEBT

The Company’s long-term debt, all of which matures beyond one year, is as follows:

	2003	2002
Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million; 2002 - US$250.0 million)	$521.2	$394.9
Senior notes, 10% due March 2009 (US$200.0 million)	274.5	335.0
	795.7	729.9
Revolving operating loan of up to $350.0 million due July 2006 with interest based on CDN prime rates/U.S. base rates or LIBOR/BA rates, at the Company’s option	12.5	118.7
	808.2	848.6
Non-recourse (PREI)
First Mortgage Bonds, 6.387% due July 2009	37.6	37.6
	$845.8	$886.2

On May 15, 2003, the Company issued an additional US$150.0 million 8.625% Senior Notes (“Notes”) due June 2011.  The Notes were issued at a premium amount of US$4.4 million to yield 8%.  Proceeds were used to repay the outstanding balance on the revolving operating loan and for general corporate purposes.

Substantially all of the assets of the Company are pledged as security under the revolving loan.  During the year ended December 31, 2003, the Company negotiated certain amendments to the revolving loan of $350.0 million, including an option to increase the borrowing base, and an agreement to extend the maturity for $335.0 million of the loan by one year, to July 2006.  The Company elected to change the borrowing base formula, which resulted in an increased availability under the revolving loan effective July 31, 2003.  Subsequent to December 31, 2003, the maturity for the remaining $15.0 million was also extended by one year, to July 2006.

The revolving loan’s availability is determined by a borrowing base, calculated on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30%, and shareholder’s equity above $779.3 million as at December 31, 2003.  At the end of the current year, the borrowing base on the $350.0 million revolving operating loan was $343.4 million.  After drawings of $12.5 million and outstanding letters of credit of $25.7 million, $305.2 million was available to the Company.  An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under its revolving operating loan.  No such debt has been incurred.

The indentures and agreements governing the Company’s senior notes and revolving operating loan contain customary restrictive covenants, including restrictions on the incurrence of additional indebtedness, certain payments including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.  At December 31, 2003, the Company remained in compliance with the covenants under both its credit facilities and bond indentures.  However, the Company’s Consolidated Fixed Charge Ratio of the bond indentures was below the 2.0:1 threshold, which, while not constituting a default, does prohibit the payment of dividends and limits the amount of additional debt that can be incurred outside of the existing credit facilities.

Scheduled long-term debt repayments

	Recourse Debt	Non-recourse Debt
2004	$—	$—
2005	—	—
2006	12.5	—
2007	—	—
2008	—	—
Thereafter	795.7	37.6
	$808.2	$37.6

Fair value of long-term debt

The following estimated fair value of the long-term debt at December 31, 2003 and 2002 has been determined based on management’s best estimate of the fair value to refinance debt with similar terms at the respective year-end dates:

	2003	2002
Recourse	$845.4	$875.4
Non-recourse	39.2	38.7
	$884.6	$914.1

8.

OTHER LONG-TERM OBLIGATIONS

	2003	2002
Post-retirement benefits (note 14)	$125.7	$112.7
Pension plans (note 14)	57.8	51.1
Forward foreign currency contracts hedging long-term debt	55.4	─
Deferred gain on termination of interest rate swaps	10.2	─
Environmental, remedial, and other	23.6	24.5
	$272.7	$188.3

Fixed-to-floating interest rate swaps on US$105.0 million were terminated during the current year for proceeds of $15.9 million.  The proceeds are being amortized as a reduction of interest expense based on the U.S. swap curve at the time of termination.

9.

INCOME TAXES

The tax effects of temporary differences that give rise to significant future tax liabilities (assets) are as follows:

	2003	2002
Future tax liability
Fixed assets	$557.6	$512.0
Other	49.0	39.4
	606.6	551.4
Future tax assets
Non-capital loss carry-forwards	(154.3)	(56.9)
Employee future benefits	(65.5)	(60.9)
Other	(34.5)	(47.7)
	(254.3)	(165.5)
Valuation allowance	11.0	11.1
	(243.3)	(154.4)
Net future income tax liability	$363.3	$397.0

The components of income tax recovery are as follows:

	2003	2002
Current	$5.9	$15.7
Future	(67.9)	(91.5)
	$(62.0)	$(75.8)

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

	2003		2002

Income tax recovery at Canadian statutory rates	$(52.1)	(35.5)%	$(70.7)	(35.5)%
Increase (decrease) in income taxes for:
Non-taxable income and expenses	(8.9)	(6.1)	(1.9)	(1.0)
Difference in foreign tax rate	(2.4)	(1.6)	—	—
Change in the future income tax estimate for prior years	—	—	(9.7)	(4.9)
Release of deferred credits	(5.3)	(3.6)	—	—
Large corporations tax	5.2	3.5	5.7	2.9
Other	1.5	1.0	0.8	0.4
Income tax recovery	$(62.0)	(42.3)%	$(75.8)	(38.1)%

10.

DEFERRED CREDITS

	2003	2002
Beginning of year	$8.5	$8.5
Net price adjustment related to acquired tax losses	17.8	—
Adjustment related to release of deferred credits	(5.3)	—
End of year	$21.0	$8.5

In prior years, the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited (“FCL”), the Company’s majority shareholder up to July 28, 2000, companies with tax losses carried forward.  The purchase price of these companies is subject to adjustment under certain conditions.  In 2003, the Company recorded a downward adjustment of $17.8 million (net of taxes of $1.5 million on the interest component) to the purchase price (2002 - nil).  This adjustment has been recorded as an increase to deferred credits.

11.

SHARE CAPITAL

(a)

Authorized, Issued and Outstanding

	2003		2002

	Shares	$	Shares	$

Authorized:
Common shares	Unlimited		Unlimited
Preferred shares	100,000,000		100,000,000

Issued and outstanding:
Common shares	214,604,120	913.6	205,910,132	884.6

Continuity of common shares:
Beginning of year	205,910,132	884.6	174,810,132	673.1
Issued for Acquisition (note 2)	8,693,988	29.1	—	—
Issued for cash	—	—	31,100,000	217.7
Share issue costs (net of income tax
recovery of $0.1 million;
2002-$3.4 million)	—	(0.1)	—	(6.2)

End of year	214,604,120	913.6	205,910,132	884.6

(b)

Stock Option Plans

The Company has an employee share option plan for its key officers and management.  Granted options have a term of five years and are exercisable as to 1/3 on and after the first anniversary date, as to 2/3 on and after the second anniversary date and as to all on and after the third anniversary date, unless the market price of the common shares exceeds a specified acceleration price, at which time all of the options are exercisable.  The stock option plan provides for the issuance of up to a maximum of 5.0 million common shares.  Details of the Company’s share option plan for the years ended December 31, 2003 and 2002 are as follows:

	2003		2002
	Number of Common Shares	Weighted Average Exercise Price	Number of Common Shares	Weighted Average Exercise Price
Beginning of year	4,722,000	$6.08	1,330,000	$6.60
Granted	100,000	5.81	3,412,000	5.89
Exercised	—	—	—	—
Expired or cancelled	(326,500)	6.20	(20,000)	7.13
End of year	4,495,500	$6.07	4,722,000	$6.08

The following table summarizes information about stock options outstanding at December 31, 2003:

		Options Outstanding		Options Exercisable
Exercise Prices	Number Outstanding at Dec. 31, 2003	Weighted Average Remaining Option Life (yrs)	Weighted Average Exercise Price	Number Exercisable at Dec. 31, 2003	Weighted Average Exercise Price	Accelerated Price
$6.60	1,221,500	2.7	$6.60	814,334	$6.60	$9.47
$7.13	1,051,000	3.1	$7.13	350,333	$7.13	$10.00
$5.25	2,123,000	3.8	$5.25	707,667	$5.25	$7.54
$5.81	100,000	4.1	$5.81	—	$—	$8.35
	4,495,500	3.4	$6.07	1,872,334	$6.19	$8.66

(c)

Stock-based Compensation

The Company applies settlement accounting for recording share options granted to directors, officers, and employees.  If the fair-value method had been used to determine compensation cost for share options granted to directors, officers, and employees, the Company’s net loss and loss per share would have been as follows:

	2003	2002
Net earnings (loss):
As reported	$(84.5)	$(123.3)
Pro forma	(86.5)	(123.9)
Net earnings (loss) per common share:
As reported	(0.41)	(0.64)
Pro forma	(0.42)	(0.64)

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002
Risk-free interest rate	4.9%	5.0%
Annual dividends per share	Nil	Nil
Expected stock price volatility	27.3%	27.3%
Expected option life (in years)	4.0	4.0
Average fair value of options granted	$$1.73	$$1.75

12.

EARNINGS PER SHARE

The following weighted average number of shares were used for computation of earnings per share:

	2003	2002
Net earnings (loss) reported	$(84.5)	$(123.3)
Weighted average shares used in computation of basic earnings per share (in millions)	206.6	193.4
Weighted average shares from assumed conversion of dilutive options (in millions)	—	—
Weighted average shares used in computation of diluted earnings per share (in millions)	206.6	193.4
Basic and diluted earnings (loss) per share (in dollars)	$(0.41)	$(0.64)

13.

OTHER EXPENSE, NET

	2003	2002
Write-off of deferred financing costs	$—	$15.8
Gain on sale of marketable securities	—	(4.8)
Other	3.9	2.3
	$3.9	$13.3

14.

EMPLOYEE FUTURE BENEFITS

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments, that are available to all salaried employees and to hourly employees not covered by union pension plans. Employees hired subsequent to January 1, 1994 are enrolled in the defined contribution segment.

The defined benefit segment provides a pension based on years of service and earnings. For the defined contribution segment, the Company’s contributions are based on a percentage of an employee’s earnings with the Company’s funding obligations being satisfied upon crediting contributions to an employee’s account.

The Company provides other benefit plans consisting of group health care and life insurance benefits to eligible retired employees and their dependents.  Assumed health care trend rates have a significant effect on the amounts reported for the post-retirement medical plans.

Information concerning the Company’s defined benefit plans, in aggregate, is as follows:

	Pension Benefit Plans		Other Benefit Plans
	2003	2002	2003	2002
Plan assets
Fair value at beginning of year	$224.0	$253.8	$—	$—
Actual return on plan assets	11.1	(11.2)	—	—
Service cost of defined contribution segment	(4.5)	(4.2)	—	—
Employee contributions	0.5	0.6	—	—
Company contributions	9.7	9.9	4.9	3.5
Other	0.3	0.5	—	—
Benefit payments	(25.1)	(25.4)	(4.9)	(3.5)
Fair value of plan assets at end of year	216.0	224.0	—	—
Accrued benefit obligation
Beginning of year	320.4	300.2	160.1	115.3
Service cost of defined benefit segment	5.6	4.4	4.2	3.3
Interest cost on accrued benefit obligation	20.1	20.3	11.0	9.1
Employee contributions	0.5	0.6	—	—
Benefit payments	(25.1)	(25.4)	(4.6)	(3.5)
Powell River and Alberni downsizing	—	19.4	—	—
Changes to the Provincial Medical Services Plan	—	—	—	36.2
Actuarial loss (gain) and other adjustments	7.0	0.9	12.9	(0.3)
Accrued benefit obligation at end of year	328.5	320.4	183.6	160.1
Plan deficit	112.5	96.4	183.6	160.1
Unrecognized amounts
Transitional balance	0.3	1.1	—	—
Past service costs	(0.5)	(0.9)	2.5	2.8
Actuarial gain (loss)	(54.5)	(45.5)	(60.4)	(50.2)
Employee future benefits liability	$57.8	$51.1	$125.7	$112.7

The Company’s net expense for Company-maintained benefit plans is:

Pension Benefit Plans	2003	2002
Current service cost	$8.7	$8.6
Interest cost	20.4	20.6
Expected return on plan assets	(16.5)	(20.1)
Amortization of unrecognized amounts	2.1	0.3
	$14.7	$9.4

Other Benefit Plans	2003	2002
Current service cost	$4.3	$3.4
Interest cost	11.2	9.3
Amortization of unrecognized amounts	2.7	1.7
	$18.2	$14.4

Actuarial assumptions used in accounting for the Company-maintained benefit plans are:

	2003	2002
Discount rate	6.25%	6.50%
Expected return on plan assets	7.50%	7.50%
Compensation increases	3.00%	3.00%
Health care trend rate – medical and dental	5.00%	5.00%
Health care trend rate – extended health (decrease in 1% increments until 2012 and thereafter to 5%; 2002 - decrease in 1% increments until 2006 and thereafter to 5%)	14.00%	9.00%

Unionized employees of the Company and its subsidiaries are members of industry-wide benefit plans to which the Company contributes a predetermined amount per hour worked by an employee. The pension expense for these plans is equal to the Company’s contribution of $18.4 million in the year (year ended December 31, 2002 - $16.2 million).

The asset allocation for the Company’s defined benefit pension plans, by asset category, were as follows:

	Plan assets at year-end
	2003	2002
Equity securities	61.0%	54.3%
Fixed income securities	39.0	45.7
Total	100.0%	100.0%

15.

FINANCIAL INSTRUMENTS

(a)

Derivative Financial Instruments

The Company uses financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt.  The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes.

(b)

Revenue and Cost Hedging Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Floor		Ceiling		Forward Contracts
Term	US$Millions	Average Rate	US$Millions	Average Rate	US$Millions	Average Rate
As at December 31, 2003:
0 to 12 months	$324	1.4477	$142	1.5756	$56	1.5764
13 to 24 months	105	1.3647	54	1.4539	9	1.5269
As at December 31, 2002:
0 to 12 months	$297	1.5595	$285	1.6095	$118	1.5330
13 to 24 months	133	1.5695	127	1.6263	38	1.6123

At December 31, 2003, no commodity price hedging instruments were outstanding in respect of products sold.  The Company has oil swaps to purchase 377,000 barrels (“bbls”) at an average contract rate of US$23.37 per bbl, settling between January 2004 and March 2005 and natural gas swaps to purchase 1.6 million gigajoules (“Gj”) at an average contract rate of US$3.89 per Gj, settling between January 2004 and October 2004.

(c)

Long-term Debt Hedging Instruments

The Company has forward foreign exchange contracts to acquire U.S. dollars totalling US$264.1 million over a four-year period at rates averaging 1.5153.

(d)

Credit Risk

The Company is exposed to credit risk on accounts receivable from customers. Its customers are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses.  The Company manages its credit risk, principally through credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits, credit insurance for a majority of its receivables, and bank letters of credit as required.

The Company is exposed to credit risk with counterparties to the Company’s options and forward foreign currency contracts.  The Company limits the possibility of non-performance by dealing with major financial institutions.

(e)

Fair-value

Estimated fair-values of financial instruments, which differ from carrying values, are as follows:

	As at December 31, 2003		As at December 31, 2002
	Carrying Value	Fair Value	Carrying Value		Fair Value
Forward contracts and options hedging future U.S. dollar receipts	$15.3	$74.1	$	─	$(8.7)
Commodity swaps hedging future oil and gas purchases	─	3.6		─	─
Forward contracts hedging long-term debt repayable in U.S. dollars	(55.4)	(50.0)		6.7	12.7
Fixed to floating interest rate swaps	─	─		─	16.9

The fair-value of options and forward foreign currency contracts is based on mid-market rates from financial institutions.

16.

RELATED PARTY TRANSACTIONS

Related parties include Norske Skogindustrier ASA (“Norske Skog”), together with its subsidiaries and affiliates and Norske Skog North America LLC, a joint venture between Norske Skog and the Company.  Transactions or balances with these related parties, not otherwise disclosed in these financial statements, are as follows:

	2003	2002
Norske Skog
Selling, general and administrative	$0.1	$0.2
Accounts receivable	19.3	─
Norske Skog North America LLC
Commission expenses	4.2	3.8
Net loss	0.1	0.1
Investment (US$0.5 million)	0.8	0.8
Accounts payable	0.2	0.3

The Company participated in Norske Skog’s global property and liability insurance programs from January 1, 2001 to June 30, 2002.

Product sales to related parties are in accordance with normal trade practices.

In prior years, the Company acquired, from wholly-owned subsidiaries of FCL (now subsidiaries of Norske Skog), companies with tax losses carried forward.  The purchase price of these companies is subject to adjustment under certain conditions and $19.3 million was included in accounts receivable as at December 31, 2003 with respect to such adjustments.

The Company undertakes certain transactions with companies affiliated with directors of the Company.  These transactions are in the normal course of business and are on the same terms as those accorded to non-related parties.  During 2003, the Company paid aggregate fees of $0.1 million (2002 - $0.1 million) primarily for legal services to companies affiliated with directors of the Company.  The Company has charged the costs to selling, general and administrative expenses.

The Company has advanced interest-free loans to three officers of the Company.  As at December 31, 2003, the balance outstanding is $0.6 million (2002 - $0.7 million).

17.

SEGMENTED INFORMATION

The Company operates in three business segments:

Specialties – Manufacture and sale of groundwood specialty printing papers and kraft paper

Newsprint – Manufacture and sale of newsprint

Pulp – Manufacture and sale of softwood pulps

Effective January 1, 2003, the Company segregated its kraft paper activities (previously referred to as containerboard) from its pulp business segment and included it in its specialties business segment.  Segment information for prior periods has been restated to reflect these changes.

The segments are managed separately and all manufacturing facilities are located in Canada.

The accounting policies of the segments are the same as described in the “Summary of Significant Accounting Policies” (note 1). Segment performance is evaluated based on operating earnings (loss).  Inter-segment sales consist of slush pulp transfers at cost.

	2003
Net Sales by Shipment Destination	Specialties	Newsprint	Pulp	Total
Canada	$94.6	$73.7	$2.0	$170.3
United States	637.9	264.7	─	902.6
Asia and Australasia	82.2	87.2	140.1	309.5
Latin America	60.7	37.4	1.0	99.1
Europe and other	4.7	─	105.0	109.7
	$880.1	$463.0	$248.1	$1,591.2

	2002
Net Sales by Shipment Destination	Specialties	Newsprint	Pulp	Total
Canada	$96.5	$80.4	$1.4	$178.3
United States	618.9	231.7	1.0	851.6
Asia and Australasia	64.0	79.8	97.0	240.8
Latin America	54.8	48.7	4.6	108.1
Europe and Other	0.8	─	102.7	103.5
	$$835.0	$$440.6	$$206.7	$1,482.3

18.

COMMITMENTS

a)

Capital Commitments

In late 2002, the Company commenced work on an upgrade to its recovery boiler at its Elk Falls mill.  The total cost of this project is estimated at $45.1 million.  As at December 31, 2003, the Company had incurred costs of $23.2 million and had firm commitments of $19.9 million in connection with this project.

b)

Other

The Company is committed to make the following future minimum payments under various operating leases in each of the years ended December 31:

2004	$9.6
2005	9.2
2006	9.0
2007	7.5
2008	7.4
Subsequent years	58.7
$101.4

19.

GUARANTEES AND INDEMNITIES

The Company has, over time, provided various indemnities with respect to tax, environment, and general representations and warranties on sales of portions of its business, acquisitions, and commodity contracts.  Significant existing indemnities are as follows:

a)

The Company sold a portion of its operations in June 2001.  In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million.  This liability has subsequently been reduced by expenditures related to certain decommissioning projects.  The Company also provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit and a general indemnity, capped at $5 million, which expires in 2004.  The Company is unable to estimate its potential liability under these indemnities as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.  As such, no liability has been recorded for these potential obligations.

b)

In connection with dispositions of certain businesses in 1997, the Company provided tax indemnities, which survive while the relevant tax years of the indemnified parties remain open to audit.  The Company does not expect any significant claims with respect to these liabilities and has therefore not recorded any related liability.

c)

The Company has provided a guarantee capped at US$5.0 million in connection with the purchase and sale of natural gas for its manufacturing operations.  The guarantee is cancellable upon 20 business days notice.

d)

In connection with the acquisition of the paper recycling business in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that have been issued to the vendors.  Liability under these indemnities expires in November 2008, except that the indemnity related to title to the shares does not expire.  The Company does not expect any significant claims with respect to these indemnities.  The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings.  The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws.  This indemnity is indefinite and survives after the lease is terminated.  The Company is not liable for pre-existing environmental conditions.

20.

CONTINGENCY

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.

21.

DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP.  Significant differences to U.S. GAAP are set forth below:

Earnings	2003	2002
Net earnings (loss) in accordance with Canadian GAAP	$(84.5)	$(123.3)
U.S. dollar revenue hedges (a)	67.5	24.6
U.S. dollar long-term debt hedges (a)	(0.6)	15.6
Fixed to floating interest swaps (a)	(6.7)	18.0
Commodity swaps (a)	3.6	—
Income tax impact of above items	(22.8)	(19.6)
Net earnings (loss) in accordance with U.S. GAAP	(43.5)	(84.7)
Unrealized gain on securities held as available-for-sale, net of deferred income taxes (b)	—	(4.4)
Minimum pension liability adjustment, net of deferred income taxes of $1.7 million (2002 - $7.9 million) (c)	(3.1)	(14.1)
Comprehensive income (loss) in accordance with U.S. GAAP	$(46.6)	$(103.2)
Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP (in dollars)	$(0.21)	$(0.44)
Basic and diluted weighted average number of shares in accordance with U.S. GAAP (in millions)	206.6	193.4

	2003		2002
Balance sheet components	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Other assets	$30.0	$92.8	$37.7	$61.6
Current liabilities	244.2	244.2	288.8	297.5
Other long-term obligations	272.7	295.4	188.3	222.3
Future income taxes	363.3	376.5	397.0	389.2
Shareholders’ equity	1,069.2	1,096.1	1,124.7	1,113.7

(a)

Financial Instruments

Under Canadian GAAP, the Company follows hedge accounting for derivative financial instruments, including foreign exchange forward contracts and options, interest rate swaps, and commodity swaps.  Under U.S. GAAP, the Company does not apply hedge accounting and records all derivatives on a “marked to market” basis at each reporting period.

(b)

Marketable Securities

Under Canadian GAAP, marketable securities are valued at the lower of cost and quoted market value.  Under U.S. GAAP, these securities are classified as available-for-sale and are carried at fair value.  Unrealized gains and losses, net of tax, are reported as comprehensive income.

(c)

Pensions

Under U.S. GAAP, the Company recognizes a minimum pension liability adjustment which represents the excess of the unfunded accumulated pension benefit obligation over the fair value of the plan assets.  There is no such requirement under Canadian GAAP.

(d)

Distribution Costs

Under Canadian GAAP, the Company includes distribution costs as a deduction in determining net sales in the statement of earnings.  Under U.S. GAAP, distribution costs are included as operating expenses.  As a result, net sales, cost of sales and operating expenses under U.S. GAAP would increase by $229.3 million for the year ended December 31, 2003 (2002 - $221.7 million).

(e)

Comprehensive Income

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

(f)

Investment in Joint Venture

The investment in PREI, a joint venture, is accounted for under the proportionate consolidation method for the purposes of Canadian GAAP.  Under U.S. GAAP, investments in joint ventures are accounted for under the equity method.  However, rules prescribed by the SEC permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP provided the joint venture is an operating entity and the significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture.  Accordingly, for purposes of this U.S. GAAP reconciliation, the Company has used the proportionate consolidation method and no GAAP difference arises.

Condensed joint venture financial information with respect to the Company’s 50.1% interest in PREI which is proportionately consolidated, is as follows:

	As at December 31
	2003	2002
Balance sheets
Current assets	$0.9	$1.4
Fixed assets	57.2	57.1
Other assets	1.3	1.1
	$59.4	$59.6
Current liabilities	$1.4	$1.0
Long-term liabilities	74.4	74.6
Deficit	(16.4)	(16.0)
	$59.4	$59.6

	Years ended December 31
	2003	2002
Statements of earnings
Net sales	$9.5	$9.5
Cost of sales	2.2	2.7
Depreciation and amortization	1.6	0.7
Operating earnings (loss)	5.7	6.1
Other expense, net	0.6	—
Interest expense	5.6	4.6
Income tax expense (recovery)	(0.1)	1.5
Net earnings (loss)	$(0.4)	$—
Statements of cash flows
Cash provided by (used for):
Operations	$1.1	$1.5
Financing	—	(1.0)
Investing	(1.7)	(0.1)

(g)

Recent Pronouncements

In August 2001 the Financial Accounting Standards Board (“FASB”) issued Statement No.143, “Accounting for Asset Retirement Obligations,” (“SFAS 143”), which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset and is effective for fiscal years beginning after June 15, 2002.  The Company adopted SFAS 143 effective January 1, 2003, which had no material effect on the consolidated financial statements.

In July 2002 the FASB issued Statement No.146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”).  SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets.  Under SFAS 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value.  SFAS 146 will require entities to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed.  SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged.  The Company adopted SFAS 146 effective January 1, 2003, which had no material effect on the consolidated financial statements.